UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JUNE 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  June 28, 2006                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                       JUNE 28, 2006

          TUMI STAKES THE PHOENIX GOLD/SILVER PROPERTY, SONORA, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, is pleased to announce the acquisition through staking of the 4,106 hectare Phoenix precious metal exploration property located in northern Sonora, Mexico.

The property is underlain by Mesozoic age volcanic and sedimentary rocks covered by a gently dipping alluvial plain. Within this sequence occurs at least one horizon of intensely sheared and fractured rock (original composition uncertain) that can be traced for over 4 km strike length east-west. Within this zone occurs extensive hematite and ferruginous carbonate alteration, along with quartz, arsenopyrite, chalcopyrite and oxides. The mineralized horizon(s) range from a few metres to tens of metres in thickness.

Fifty-five rock samples were collected from various parts of the property over an area roughly 4 km east-west by 3.5 km north-south. Values ranged from trace amounts to 14.2 g/t gold and 73 g/t silver over 0.3 m and 7.8 g/t gold and 136 g/t silver over 2.6 m. An average of two contiguous samples ran 1.0 g/t gold and 15 g/t silver over 6.1 m and averages of three contiguous samples ran 0.5 g/t gold and 40 g/t silver over 11 m and 0.6 g/t gold, 46 g/t silver over 3.9 m. Highly anomalous values found within these horizons include 0.22 g/t gold over 10 m, 0.4 g/t gold over 4 m and 0.52 g/t gold over 6 m.

Old workings developed by prospectors and small scale miners are scattered throughout the property, and these are located mainly on the higher grade portions of the structures, usually within quartz- and sulphide-rich zones.
Numerous small placer gold mining pits are located in the gravels located between 1 and 3 km down-slope from the mineralized showings and workings south of the Phoenix claim. No information on the production from these placer mines is known at this time.

Tumi has identified this area as a target with excellent potential to host a near-surface, bulk tonnage precious metal deposit. Most of the property has not been explored by Tumi, and there appears to be no evidence of any modern exploration. The known mineralized horizons are open to the east of the area sampled so far, a distance of up to 4 km to the eastern boundary of the Phoenix property.

Mr Henstridge stated "This is an excellent exploration play for a large, low grade precious metal system particularly as the structure has been traced for over 4 km. This style of mineralisation is well known in Sonora, including La Herradura, La Choya and San Franciso mines and the Lluvia de Oro, La Jojoba and El Chanate deposits. Surface exploration in the area will commence immediately."

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Phoenix Property and has verified the contents of this news release.


On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                          or email: mbermudez@chasemgt.com
-----------------------                       website: www.tumiresources.com
David Henstridge,
President & CEO                               INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.